                                                  Exhibit 99.03

                                                  PROSPECTUS OF TRAVELERS
                                                  PROPERTY CASUALTY CORP.
                                                  April 22, 1996
                                                  Pages 90 and 91

     A number of cases have been filed against several insurance companies and industry organizations relating to service fee charges and premium calculations on certain workers' compensation insurance. Certain subsidiaries of the Company are defendants in South Carolina ex rel. Medlock v. National Council on Compensation Insurance ("NCCI"), an action filed by the Attorney General of South Carolina in August 1994 in the Court of Common Pleas, County of Greenville, South Carolina; Four Way Plant Farm v. NCCI, a purported class action filed in September 1994 in the Circuit Court for Bullock County, Alabama, and NC Steel, Inc. v. NCCI, a purported class action filed in November 1993 in the Superior Court Division of the General Court of Justice, Wake County, North Carolina. In these cases, the plaintiffs generally allege that the administration of each state's workers' compensation assigned risk pool conspired with servicing carriers for the pool to collect excessive fees in violation of state antitrust and/or unfair trade practice laws. The plaintiffs seek unspecified compensatory, treble and/or punitive damages and injunctive relief. The Company believes it has meritorious defenses and intends to contest the allegations. In NC Steel, Inc. v. NCCI, the defendants' motion to dismiss was granted in February 1995, and the plaintiffs have appealed to the North Carolina Court of Appeals. In April 1994, certain subsidiaries of [the Company] were named as additional defendants in a purported class action pending in the 116th District of Dallas County, Texas, entitled Weatherford Roofing Company v. Employers National Insurance Company. The plaintiffs in this case allege that the workers' compensation carriers in Texas have conspired to collect excessive or improper premiums in violation of state insurance laws, antitrust laws and/or state unfair trade practices laws. The plaintiffs seek compensatory, treble and/or punitive damages as well as declaratory and injunctive relief. In a statutory demand letter, plaintiffs' counsel allege classwide compensatory damages, including interest through October 1994, of approximately $572 million. Since that time, court-approved settlements with certain other insurers have been based on single damage, or alleged overcharge, calculations which, if applied to Company-issued policies of class members, would yield single damages of $50 million or less. The Company believes it has meritorious defenses and intends to contest the allegations unless an attractive settlement opportunity arises.

                                                          COMPANY'S FORM 10-Q
                                                          June 30, 1996
                                                          Page 35

     For information concerning actions filed against several insurance companies and industry organizations relating to service fee charges and premium calculations on certain workers' compensation insurance, see the description that appears in the paragraph beginning on page 90 and continuing on page 91 of the Prospectus dated April 22, 1996 of Travelers/Aetna Property Casualty Corp., a majority-owned subsidiary of the Company, which description is incorporated by reference herein. A copy of the pertinent paragraph of such filing is included as an exhibit to this Form 10-Q. Two of such actions, Four Way Plant Farm v. NCCI and Weatherford Roofing Company v. Employees National Insurance Company, have been settled, subject to approval of the court. In NC Steel, Inc. v. NCCI, the North Carolina Court of Appeals affirmed the trial court's dismissal in part, reversed in part and remanded for further proceedings.

                                                            COMPANY'S FORM 10-Q
                                                            September 30, 1996
                                                            Page 34

     For information concerning actions filed against several insurance companies and industry organizations relating to service fee charges and premium calculations on certain workers' compensation insurance, see the descriptions that appear in the paragraph that begins on page 90 and ends on page 91 of the Prospectus dated April 22, 1996 of Travelers/Aetna Property Casualty Corp., a majority-owned subsidiary of the Company, and in the second paragraph on page 35 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, which descriptions are incorporated by reference herein. A copy of the pertinent paragraphs of such filings is included as an exhibit to this Form 10-Q. In October 1996, certain subsidiaries of the Company were named as defendants in a purported class action filed in the District Court of Wyandotte County, Kansas, Civil Court Department under the name Amundson & Associates Art Studio Ltd. v. NCCI, et al. The plaintiffs make allegations and seek damages that are similar to those in the cases referred to above.

                                                            COMPANY'S FORM 10-Q
                                                            December 31, 1996
                                                            Page 84

     For information concerning actions filed against several insurance companies and industry organizations relating to service fee charges and premium calculations on certain workers' compensation insurance, see the descriptions that appear in the paragraph that begins on page 90 and ends on page 91 of the Prospectus dated April 22, 1996 of TAP, the second paragraph on page 35 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996 and the second paragraph on page 34 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, which descriptions are incorporated by reference herein. A copy of the pertinent paragraphs of such filings is included as an exhibit to this Form 10-K. In NC Steel, Inc. v. NCCI, plaintiffs and defendants have appealed to the North Carolina State Supreme Court. In November 1996, Amundson & Associates Art Studio v. NCCI, et al. was removed to the U.S. District Court for the District of Kansas. In December 1996, a purported class action entitled Forman, Inc. v. NCCI, et al. was filed in Chancery Court, Marion County, Tennessee, with allegations similar to those in NC Steel and seeking unspecified monetary damages. In January 1997, two additional purported class actions, each entitled El Chico Restaurants, Inc. v. The Aetna Casualty and Surety Company, et al., were filed in Chancery Court, Davidson County, Tennessee, and Superior Court, Richmond County, Georgia, respectively, with allegations similar to those in Weatherford Roofing Company v. Employers National Insurance Company, which was settled in mid-1996. Plaintiffs seek unspecified monetary damages. In February 1997, one action was removed to the U.S. District Court for the Middle District of Tennessee and the other action was removed to the U.S. District Court for the Southern District of Georgia. Also in January 1997, a purported class of Texas workers' compensation insureds filed a petition to intervene in a lawsuit pending since 1995 in District Court, Travis County, Texas, entitled Travelers Indemnity Company of Connecticut v. Texas Workers Compensation Insurance Facility. The pending lawsuit arose out of a fee dispute between certain subsidiaries of the Company and the administration of the Texas assigned risk pool. The proposed class challenges both the fees paid to servicing carriers for the pool from 1991 to 1993 and certain premium calculations on certain workers' compensation policies from 1991 forward. The Company believes it has meritorious defenses to these actions and intends to contest the allegations.